MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended
	March 31,		Years Ended December 31,
	2011		2010		2009	2008		2007		2006
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$42,045		$218,205		$(126,653)	$293,826		$308,288		$303,396
Income Taxes	15,904		122,530		(96,092)	147,475		190,024		166,110
	57,949		340,735		(222,745)	441,301		498,312		469,506
Rents (b)	3,476		12,897		14,475	11,781		11,947		7,688
Interest (c)	23,069		88,930		89,943	86,320		76,248		74,531
Total Earnings Available for Fixed Charges	$84,494		$442,562		$(118,327)	$539,402		$586,507		$551,725
Preferred Dividend Requirements	$171		$685		$685	$685		$685		$685
Ratio of Income Before Income Taxes to Net Income	138%		156%		176%	150%		159%		154%
Preferred Dividend Factor on Pretax Basis	236		1,069		1,206	1,028		1,089		1,055
Fixed Charges (d)	27,795		107,552		109,117	101,452		90,545		84,898
Combined Fixed Charges and Preferred Stock Dividends	$28,031		$108,621		$110,323	$102,480		$91,634		$85,953
Ratio of Earnings to Fixed Charges	3.0	x	4.1	x	— (e)	5.3	x	6.5	x	6.5	x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.0	x	4.1	x	— (e)	5.3	x	6.4	x	6.4	x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
Due to the $384.4 million after-tax noncash write-down of natural gas and oil properties in the first quarter of 2009, earnings were insufficient by $228.7 million to cover combined fixed charges and preferred stock dividends for the twelve months ended December 31, 2009. If the $384.4 million after-tax noncash write-down is excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.6 times for the twelve months ended December 31, 2009.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of the after-tax noncash write-down of natural gas and oil properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-down excluded is not indicative of the Company’s cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.